

September 21, 2011

<u>Via E-Mail</u>
Mr. Brian Slobodow
Chief Executive Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re: U.S. Silica Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 29, 2011**
> **File No. 333-175636**

Dear Mr. Slobodow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that all references in this letter to prior comments refer to those numbered comments we issued by letter to you dated August 16, 2011. We refer you to prior comments 1 through 6 and 28, and we reissue those comments. We may have additional comments once you comply by providing updated or new disclosure or by filing the referenced exhibits. Please also revise your exhibit index to precisely identify when and with which amendment the referenced exhibits have been "previously filed."

2.   We reissue prior comment 7. You may indicate that the disclosure is accurate as of the referenced date, but do not suggest that is "only" accurate on that date.

3.   In the forepart of the prospectus, identify the selling stockholder. Provide also provide the information required by Item 507 of Regulation S-K either in the "Underwriters" section or in a separately titled section.

4.   Please provide tabular disclosure to clearly indicate the precise beneficial ownership breakdown with applicable percentages, both before and after this offering. At present, we note that all of your issued and outstanding common stock is held by your parent LLC, whose interest in turn is held by a private investor group, including funds managed by Golden Gate Capital, Paribas North America, Mssrs. Bryan A. Shinn and William W. White and John A. Ulzio, your former CEO.

Use of Proceeds, page 40

5.   We note your response to prior comment 14. If you have no specific plan for the net proceeds you will receive from this offering other than to fund future capital expenditures, not currently specified for your business, then we re-issue prior comment 14 in part. Please discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Underwriters, page 141

6.   We reissue prior comment 27. Please provide the requested disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang at (202) 551-3867, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Via E-mail
        Robert M. Hayward
        Kirkland & Ellis LLP